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NEWS RELEASE for December 18, 2001
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Contact: Allen & Caron Inc                  A.C.L.N. Limited
         Jill Cieslak (Investors)           Jane Creber, V.P. Investor Relations
         Len Hall (Media)                   310-551-0062
         949-474-4300                       jane@aclnltd.com
         jill@allencaron.com
         len@allencaron.com


     A.C.L.N. LIMITED ANNOUNCES CANCELLATION OF SHIP CONSTRUCTION AGREEMENT

LOS ANGELES, CA (December 18, 2001) . . . . A.C.L.N. Limited (NYSE:ASW) today announced that it has cancelled its agreement with a Malaysian shipyard relating to the construction of additional vessels. This decision was made because the Company determined that vessels with 2,400 car capacity were no longer a desirable investment in light of changes in the market since the agreement with the shipyard was made in 2000. The Company believes that the vessels under the contract were too small for its logistics business requirements, due primarily to the growth which the Company has experienced since the agreement was made. The Company received $2.5 million, the refundable portion of its $10 million deposit previously made under the agreement. The remainder of the deposit will be written off by the Company in the fourth quarter of 2001 as a one-time expense.

     A.C.L.N. recently purchased a 40 percent interest in a Norwegian joint venture that owns a ship used in its logistics business. The Company is planning to increase the number of vessels it owns, or in which it has an interest, either to use in its logistics business or to start a third business segment. A.C.L.N.'s plans may include buying vessels and financing the transactions with cash and debt, or entering into an agreement to construct vessels under more favorable terms.

     The Company is aware that there have been a number of rumors in the marketplace that may have resulted in unusual activity in its stock price. The Company is committed to making announcements of material developments and will continue to do so when it is merited. Otherwise, the Company has a policy of not issuing comment. A.C.L.N. expects to file its Form 6-K with the Securities and Exchange Commission on December 18, 2001 for its third quarter ended September 30, 2001.

About A.C.L.N. Limited
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     A.C.L.N. Limited (www.aclnfltd.com) is a global leader in pre-owned automobile and truck logistics, serving six European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) providing pre-owned automobile and truck logistics services between Europe and Africa, and (ii) purchasing and selling new automobiles in Africa on a wholesale basis.

     This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the A.C.L.N.'s sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the A.C.L.N.'s recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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